Exhibit 1.01

EnPro Industries, Inc. – 2015 Conflict Minerals Report

1.	Introduction

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act (collectively, the “Rule”) relate to the use of gold, as well as tin, tantalum and tungsten, which are derivatives of cassiterite, columbite-tantalite and wolframite (collectively, “Conflict Minerals”), in manufactured products. Pursuant to the Rule, each issuer for whom Conflict Minerals are necessary to the functionality or production of a product that they manufacture must disclose annually whether any of the Conflict Minerals used by such issuer originated in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively, the “Covered Countries”). If such issuer’s Conflict Minerals originated in those countries, the Rule requires such issuer to submit a report to the Securities and Exchange Commission (“SEC”) that includes, among other things, a description of the measures it took to exercise due diligence on the Conflict Minerals’ source and chain of custody, if known, the facilities used to process the Conflict Minerals and the country of origin of the Conflict Minerals, and the efforts to determine the mine or location of origin.

In accordance with the Rule, EnPro Industries, Inc. (“EnPro”) is submitting this Conflict Minerals Report for the period January 1, 2015 through December 31, 2015 (the “Reporting Period”).

2.	Description of EnPro's Businesses

EnPro manages its businesses as three segments: Sealing Products, Engineered Products and Power Systems.

A. Sealing Products

EnPro’s Sealing Products segment includes three divisions: Garlock, Technetics Group and Stemco that serve a wide variety of industries where performance and durability are vital for safety and environmental protection. Our products are used in many demanding environments, such as those characterized by high pressure, high temperature and chemical corrosion, and many of our products support critical applications with a low tolerance for failure.

The Garlock family of companies designs, manufactures and sells sealing products, including: metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; hydraulic components; expansion joints; flange sealing and isolation products; pipeline casing spacers/isolators; casing end seals; modular sealing systems for sealing pipeline penetrations; and safety-related signage for pipelines. These products are used in a variety of industries, including chemical and petrochemical processing, petroleum extraction and refining, pulp and paper processing, power generation, food and pharmaceutical processing, primary metal manufacturing, mining, and water and waste treatment.

Technetics Group designs, manufactures and sells high performance metal seals; elastomeric seals; bellows and bellows assemblies; pedestals for semiconductor manufacturing; and a wide range of polytetrafluoroethylene (“PTFE”) products. These products are used in a variety of industries, including electronics and semiconductor, aerospace, land-based turbines, power generation, oil and gas, food and beverage and other industries.

Stemco designs, manufactures and sells heavy-duty truck wheel-end component systems including: seals; hubcaps; mileage counters; bearings; locking nuts; brake products; suspension components, including steering components, bushings and air springs; and RF-based tire pressure monitoring and inflation systems and automated mileage collection devices, as well as trailer-end aerodynamic devices designed to increase fuel efficiency. Its products primarily serve the medium and heavy-duty truck market.

B. Engineered Products

EnPro’s Engineered Products segment includes GGB and Compressor Products International (CPI).

GGB designs, manufactures and sells self-lubricating, non-rolling, metal polymer, engineered plastics, and fiber reinforced composite bearing products, as well as aluminum bushing blocks for hydraulic applications. The bearing surfaces are made of PTFE or a mixture that includes PTFE to provide maintenance-free performance and reduced friction. GGB’s bearing products typically perform as sleeve bearings or thrust washers under conditions of no lubrication, minimal lubrication or pre-lubrication and are used in a wide variety of markets such as the automotive, pump and compressor, construction, power generation and general industrial markets.

CPI designs, manufactures sells and services components for reciprocating compressors and engines. These components, which include, packing and wiper rings, piston and rider rings, compressor valve assemblies, divider block valves, compressor monitoring systems, lubrication systems and related components, are utilized primarily in the refining, petrochemical, natural gas gathering, storage and transmission, and general industrial markets.

C. Power Systems

EnPro’s Power Systems segment consists of Fairbanks Morse, which designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. These products are used in the marine propulsion, oil and gas and power generation markets.

3.	The Rule's 3 Step Process

The Rule requires filers to perform a three-step process: (i) determine the applicability of the Rule to their business, (ii) perform a Reasonable Country of Origin Inquiry (“RCOI”) and (iii) conduct due diligence on the source and chain of custody.

A. Applicability of the Rule

Based on due diligence conducted within each of its divisions, EnPro determined that during the Reporting Period (i) Conflict Minerals were “necessary to the functionality or production” of certain products that it manufactured or contracted to be manufactured and (ii) all of its divisions had components or materials subject to the Rule.

B. Reasonable Country of Origin Inquiry (RCOI)

The Rule requires EnPro to engage in a RCOI, which is a survey process to be performed in good faith based on EnPro’s facts and circumstances such as size, products, relationships with suppliers and supply chain visibility.

For the Reporting Period, EnPro sought to obtain reasonable representations from suppliers indicating the facilities in which Conflict Minerals in its supply chain were processed, whether such Conflict Minerals originated in the Covered Countries, and if such Conflict Minerals came from recycled or scrap sources.

For additional information regarding EnPro’s RCOI process, please see the descriptions of OECD Step 1 and OECD Step 2 in Section 4 hereof.

C. Due Diligence on the Source and Chain of Custody of Conflict Minerals

As required by the Rule, EnPro conducted due diligence on the source and chain of custody of Conflict Minerals used in its supply chain.

For additional information regarding EnPro’s due diligence efforts, please see the descriptions of OECD Step 3, OECD Step 4 and OECD Step 5 in Section 4 hereof.

Based on our due diligence for the Reporting Period, EnPro was unable to conclude that Conflict Minerals used in its supply chain during the Reporting Period did not originate in the Covered Countries; therefore, we have furnished this Conflict Minerals Report.

4.	EnPro's OECD-Based Conflict Minerals Compliance Program

Consistent with the Rule, we designed our processes based on the internationally recognized due diligence framework developed by the Organisation for Economic Cooperation and Development (“OECD”) titled “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas”. Our Conflict Minerals compliance program is based on the five steps that comprise that framework. Below is a description of the measures we have performed under our Conflict Minerals compliance program.

OECD Step 1: Established Company Management Systems

A. EnPro structured an internal management system to support supply chain due diligence as described below.

•	We adopted a Conflict Minerals policy statement.

•
We assigned authority and responsibility for the implementation of EnPro’s supply chain due diligence process to a Conflict Minerals Steering Committee, which includes cross-functional participation from our Supply Chain, Finance and Legal departments.

•	The Conflict Minerals Steering Committee established a Conflict Minerals Team consisting of supply chain professionals from each EnPro division, as well as a customer relationship professional. This team interfaces with internal EnPro functions, suppliers and customers on Conflict Minerals matters.
B. In an effort to improve transparency over the Conflict Minerals supply chain, EnPro has taken the following steps:

•
We requested that our suppliers that are within the scope of our Conflict Minerals due diligence efforts complete a survey based upon the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”) template.

•	We increased awareness of the Rule through our survey process.

•	We communicated to suppliers our expectations on responsible supply chains of minerals from conflict-affected and high-risk areas.

•	We adopted a Conflict Minerals record retention policy whereby EnPro maintains Conflict Minerals related records for a minimum of five years.
C. EnPro established a company level grievance mechanism allowing any interested party (affected persons or whistle-blowers) to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area by contacting us at conflictminerals@enproindustries.com.

OECD Step 2: Identified and Assessed Risks in the Supply Chain

EnPro’s approach to this step varied by division as illustrated below. For the Reporting Period, Garlock, Technetics Group and GGB determined that certain of their products do not incorporate any Conflict Minerals and therefore it was not necessary for them to survey suppliers that supply for those products only. Accordingly, Garlock, Technetics Group and GGB surveyed suppliers only of its other products that may contain Conflict Minerals. Each other EnPro division elected to survey suppliers that represent at least eighty percent (80%) of its aggregate spend during a material portion of the Reporting Period, while disregarding certain suppliers who clearly, by the nature of what they supply, did not provide products that could contain Conflict Minerals.

EnPro Division	Survey Based on Product Analysis	Survey Based on Supplier Analysis
Garlock	✓
Stemco		✓
Technetics Group	✓
GGB	✓
CPI		✓
Fairbanks Morse		✓

Each division sent to the suppliers indicated above a Conflict Minerals compliance package including a letter, survey instructions and a questionnaire based upon the EICC-GeSI reporting template. The package provided background information on the Rule, informed our suppliers of EnPro’s due diligence requirements, and requested that each supplier provide the applicable division with key information including whether Conflict Minerals are contained in the products they supply to such division, whether those minerals came from recycled or scrap sources, and whether those minerals are necessary to the functionality or production of the product. Each EnPro division asked its suppliers to identify the smelting facilities used to process Conflict Minerals, the mine or location of origin of those minerals and due diligence efforts performed by the smelter in order to provide reasonable assurance as to whether funds are directly or indirectly financing armed groups. The information concerning smelters is typically obtained by our suppliers inquiring indirectly through subsequent lower tiers in the supply chain.

OECD Step 3: Designed and Implemented a Strategy to Respond to Identified Risks

We designed and adopted a risk management plan as part of our conflict mineral procedures. As necessary, we reported material findings to EnPro senior management, outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment.

OECD Step 4: Third-Party Audits of Smelter Due Diligence Practices

EnPro does not contract directly with smelters and does not perform or direct audits of these entities within our supply chain. We rely on initiatives such as the Conflict Free Smelter Initiative (“CFSI”) to help verify conflict free smelters and contribute to the improvement of due diligence practices used by smelters and others throughout the supply chain.

OECD Step 5: Report Annually on Supply Chain Due Diligence

EnPro reports annually, via Form SD, to the SEC regarding its use of Conflict Minerals, including a brief description of its due diligence efforts for responsible sourcing of minerals from conflict-affected and high-risk areas. When required, we also file a Conflict Minerals Report. We provided a link on our website so that the public may view our Conflict Minerals policy statement and the most recently filed Form SD and Conflict Minerals Report.

5.	Facilities Used to Process Conflict Minerals in Covered Products, if Known

The survey that we sent to suppliers was designed to identify the facilities used to process the Conflict Minerals used in our products. While EnPro has been able to identify certain smelters that we believe are part of our extended supply chain based on our RCOI, our suppliers were unable to represent to us that Conflict Minerals from smelters they listed had actually been included in components they supplied to EnPro. We have therefore elected not to present the smelter names in this report.

6.	Anticipated Future Measures

Our response rates from those suppliers surveyed for the Reporting Period increased on average compared to response rates from those suppliers that were surveyed for 2014. In future years we will focus on increasing the response rate further, as well as working with our vendors to improve the quality of their responses. We intend to adjust our RCOI to include new suppliers as appropriate.

Going forward, EnPro’s due diligence approach will involve working through its suppliers, who in turn will contact their suppliers, with this process repeated until reaching the supplier who is supplied directly from the smelter. For those smelters identified, EnPro will review industry resources to determine whether such smelters have obtained “Conflict-Free Smelter” (“CFS”) status as administered by the CFSI. If we discover that any material, part or component we procure contains

Conflict Minerals that originate in the Conflict Region and is used to fund conflict, we will take appropriate actions to transition our product(s) to be “DRC conflict free” (defined in the Rule as “products that do not contain conflict minerals that directly or indirectly finance or benefit armed groups in the” Covered Countries). We will also use this information to refine our due diligence process so that we can better allocate our resources and efforts.

EnPro plans to invest in web-based tools to partially automate its RCOI efforts beginning in the 2016 reporting year.

7.	Products That Do Not Contain Columbite-Tantalite, Cassiterite, Wolframite, Tin, Tantalum, Tungsten or Gold

For informational purposes, below is a partial list of EnPro products that do not contain columbite-tantalite, cassiterite, wolframite, tin, tantalum, tungsten or gold, grouped by division.

Stemco
Leather and Rubber Seal Products

CPI
Polymer based (non-metallic filled) piston, rider and packing rings
Polymer valve discs

Garlock
Vegetable fiber gasketing material
Cork gasketing material
Nitrile rubber gasketing material
Various compressed non-asbestos gasketing materials (Black, Off White, Green and Grey)
Blue Gard brand compressed non-asbestos gasketing material (Black, Off White and Grey)
Graph-Lock brand gasket material (without inserts)
Gylon PTFE gasketing material (Blue, Off White, Fawn, Black and Green)
Gylon diaphragms
PTFE joint sealants
Carbon Fiber high temperature gasketing material
Woven fiber valve packing materials

Technetics
Gasket and sealing products manufactured from:
Solid Polymer
Polychloroprene (Neoprene)
Isobutylene Isoprene (Butyl)
Acrylonitrile (Nitrile)
Ethylene Propylene
Fluorocarbon (Viton)
Perfluoroelastomer
Hydrogenated Acrylonitrile
Epichlorohydrin (Hydrin)
Polyurethane
Poly-Vinyl Methyl Siloxane (Silicone)

Poly-FluoroVinyl Siloxane (Fluorosilicone)
Cork
Cotton
Nylon
Polyester
Felt
Fiberglass fire resistant fabric

GGB
Filament Wound Bearings
MLG Bearings
Garmax Bearings
Saver Megalife XT Washers
Multifil 427 Bearings
EP Grade Plastics (excluding Multilube)